CERTIFICATE OF QUALIFIED PERSON

Jesse L. Duke

As a co-author of this report on certain mineral properties of Western Copper Corp; in the Yukon Territory of Canada. I, Jesse L. Duke of Mile 932 Old Alaska Highway, P.O Box 40165, Whitehorse, Yukon, Geologist do hereby certify that:

1. I am employed by and carried out this assignment for Ibex Valley Environmental Consulting Ltd. P.O. Box 40165 Whitehorse Yukon YIA 6M9 Canada, phone number (867) 633-4874:
2. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011:
3. I hold the following, academic qualifications:

   Bachelors of Science Degree in Geology, issued by the University of Alaska.
4. I am a member in good standing with the Association of Professional Engineers and Geoscientists or British Columbia (License Number 20417).
5. I have worked in the industry and government in a capacity directly related to the minerals industry continuously since 1986, a period of 25 years.
6. I am familiar with NI 43-101 and. by reason of education, experience and professional registration. I fulfill the requirements of a Qualified Person as defined in NI 43-10 I.
7. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument.
8. I am responsible for sections 1.3.17, 1.25.4, and 1.25.10 presented in this report. In addition, I have visited the site on May 9. 2008 and several visits in 2009 and 2010.
9. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of NI43 101;
10. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.
11. I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April, 2011

Jesse L. Duke P. Geo.